AVINO SILVER & GOLD MINES LTD.

#400, 455 Granville Street Vancouver, BC, V6C 1T1

Ph: (604) 682-3701 Fax 9604) 682-3600

December 16, 2002

NEWS RELEASE

Further to the Company’s News Release of November 19, 2002 and November 20, 2002 the Company is pleased to announce that the Mortgage Bond holders have approved the proposed extension of the maturity date to October 25, 2003 under the following terms:

1.	The accrued interest on the Bonds to October 24, 2002 will be paid by the company in installments over the next five months;

2.	The interest due October 24, 2003 on the Bonds will be deposited in escrow by the Company on or before June 30, 2003; and

3.	The Company will pay interest on the arrears interest at the same rate as under the Indenture on or before October 24, 2003.

In addition, the Company granted the Bondholders a right to convert the principal amount of their Bonds into Units of the Company (the “Units”) at the conversion price of CDN$0.50 per Unit. Each Unit will consist of one common share and one nontransferable share purchase warrant (the “Warrants”). Every two (2) Warrants will entitle the Bondholder to purchase one additional common share of Bralorne at an exercise price of $0.75 per share until October 25, 2003.

On behalf of the Board:

/s/ Louis Wolfin

Louis Wolfin, President

The TSX Venture Exchange has not reviewed and does not accept the responsibility for the accuracy or adequacy of this release.